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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                       Commission File Number    33-29942-NY
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(Check one)

/ / Form 10-K and Form 10-KSB / / Form 11-K
/X/ Form 20-F /X/ Form 10-Q and Form 10-QSB / / Form N-SAR

          For period ended June 30, 1997
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/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

          For transition period ended
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Nations Flooring, Inc.
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Former name, if applicable  Ragar Corp.
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Address of principal executive office (Street and Number) 100 Maiden Lane
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City, State and Zip Code  New York, New York 10038
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                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The SEC's Division of Corporation Finance delivered a comment letter to the Company on August 14, 1997 regarding an accounting matter. The Company is deferring its filing to consider whether it is appropriate to make changes in response to the comment letter in its filing.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                      Jeffrey E. Wiens                   (702) 464-8241
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                           (Name)                (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/ Yes / / No




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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Nations Flooring, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 15, 1997                 By /s/ Jeffrey E. Wiens
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                                          Jeffrey E. Wiens, Controller

                  Instruction. The form my be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive Officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).